KEEGAN RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the three and nine months ended December 31, 2007

#

KEEGAN RESOURCES INC.

Management Discussion & Analysis

Three and nine months ended December 31, 2007

1.1

Date

This Management’s Discussion and Analysis (“MD&A”) of Keegan Resources Inc. (“Keegan” or the “Company”) has been prepared by management as of February 18, 2008 and should be read in conjunction with the audited consolidated financial statements and related notes thereto of the Company, as at and for the years ended March 31, 2007 and 2006 and the unaudited interim consolidated financial statements and related notes thereto of the Company, as at and for the nine months ended December 31, 2007 and 2006, which were prepared in accordance with Canadian generally accepted accounting principles. The Company is presently a “Venture Issuer”, as defined in NI 51-102.

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Issuer, including potential business or mineral property acquisitions and negotiation and closing of future financings.  The Issuer has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions.  The statements reflect the current beliefs of the management of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

1.2

Over-all Performance

The Company was incorporated under the provisions of the Company Act (British Columbia) on September 23, 1999, and completed its initial public offering and listed its shares for trading on the TSX Venture Exchange (the “Exchange”) on June 25, 2001. The Company’s principal business is the acquisition and exploration of resource properties.

The Company has been judicious in its protection of the capital it has on hand. The Company has been investing only in Banker’s Acceptance Notes and has no investments in asset-backed commercial paper which is currently experiencing liquidity issues.

Effective October 2, 2007, the Company appointed Mark Orsmond as a new Director in place of Tony Ricci who remains the current CFO. Mr. Orsmond is a professional accountant, qualified in both Canada and South Africa. Mr. Orsmond has spent most of his working career in the corporate finance area, working for an international brokerage firm in South Africa and a boutique corporate finance firm, Mercantile Consulting, which he owns and operates in Canada.

As at the date hereof, the Company has mining interests in  West Africa and has entered into the following agreements as at December 31, 2007:

1.

Esaase Gold Property

The Company entered into an option agreement dated May 3, 2006 with Sammetro Co. Ltd. (“Sammetro”) to purchase a 100% interest in the Esaase gold property in southwest Ghana, subject to the underlying 10% interest, 3% NSR of the Ghanaian government in all mining projects in Ghana, and a 0.5% NSR owed to the Bonte Liquidation Committee. The agreement is subject to the following terms:

(a)

Cash payments:

-US$100,000 to the bank from which Sammetro borrowed funds by May 17, 2006 (paid);

-US$100,000 to Sammetro by June 30, 2006, which payment Sammetro will deliver to the Esaase Liquidation Committee (the “Committee”) (paid);

-US$100,000 to the Committee by December 30, 2006 (paid);

-US$40,000 to Sammetro on May 3, 2007 (obligation renegotiated, see below);

-US$100,000 to the Committee by June 30, 2007(paid);

-US$100,000 to the Committee by December 30, 2007 (paid);

-US$50,000 to Sammetro on May 3, 2010 and every year thereafter until production (obligation renegotiated, see below);

-US$200,000 to the Committee on production (paid in advance); and

-US$100,000 to Sammetro on production (obligation renegotiated, see below).

(b)

Issuance of 780,000 common shares of the Company to Sammetro over a three year period:

-40,000 common shares of the Company to Sammetro upon Exchange approval

 (issued);

-120,000 common shares of the Company to Sammetro on May 3, 2007;

-240,000 common shares of the Company to Sammetro on May 3, 2008; and

-380,000 common shares of the Company to Sammetro on May 3, 2009.

The obligation has been renegotiated. See below.

(c)

Work exploration expenditures of US$2,250,000 over a three year period:

-$500,000 by May 3, 2007 (incurred);

-$750,000 by May 3, 2008; and

-$1,000,000 by May 3, 2009.

The obligation has been renegotiated. See below.

The Company entered into a finder’s fee agreement dated June 5, 2006, whereby the Company paid US$10,000 and issued 4,000 common shares as finder’s fees with respect to this acquisition.

During the nine months ended December 31, 2007, after having already issued the cash and share payments as detailed in 1(a) and 1(b) and completing the full work expenditure indicated in 1(c), the Company renegotiated the option agreement so that all further cash and share payments as indicated in 1(a) and 1(b) are no longer owed. In lieu of these payments, the Company paid $850,000 to a creditor of Sammetro and issued 40,000 additional common shares to Sammetro. The Company has been granted the full Esaase Mining Lease by the Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the NSR and government commitments. During the period, the Company paid US$85,000 and issued 4,000 common shares of the Company as finder’s fees with respect to the renegotiation of the option agreement.

The Property:

On October 25, 2007, Keegan announced an indicated 43-101 resource of 240,000 ounces in the indicated category and 1.43 M oz in the inferred category with a grade of 1.4 g/t using a cutoff of 0.6 g/t Au.  The inferred category was primarily estimated from a collar spacing of 80 X 40 meters whereas those in the indicated category were estimated using a collar spacing of approximately 40 X 40 meters.  The original resource represents a strike length of approximately 1.5 km of mineralized structure.  The recently announced south extension, while adding an additional 800 meters to this strike length, is already predominately drilled at 40 X 40 meter spacing.

On February 5, 2008, the Company reported the results of 15 new drill holes to the south of the currently defined 43-101 resource area. The recent holes expand the resource to the south by successfully widening the South Zone. Highlights include 75 meters of 1.06 g/t Au in drill hole 239, 34 meters of 1.85 g/t Au in drill hole 221, and 43 meters of 1.67 g/t Au in drill hole 238.   These new results extend the mineralization up to 250 meters down dip. Mineralization continues to remain open both down dip and along strike.   Keegan has now moved the exploration drill rig to the north of the currently defined Main Zone resource areas with the goal of extending the mineralization through testing targets which previously produced gold in soils, trenches and reconnaissance holes.

Table 1. Drill Holes from South of the Resource Area at Esaase.

Hole_ID	From	To	Width	grade (g/t)	Hole_ID	From	To	Width	grade (g/t)
KERC203	22	67	45	1.06	KERC229	54	75	21	0.98
KERC203	108	113	5	0.732	KERC230	118	155	37	1.13
KERC204	51	82	31	1.01	including	142	143	1	12.79
including	63	64	1	10.33	KERC230	175	197	22	2.44
KERC204	156	169	13	0.86	including	178	181	3	14.57
KERC221	48	95	47	1.23	KERC231	98	111	13	3.38
including	93	94	1	26.71	including	98	99	1	37.16
KERC221	104	138	34	1.85	KERC232	83	103	20	1.44
including	104	105	1	20.92	KERC237	88	94	6	0.67
including	111	112	1	17.54	KERC237	103	124	21	0.7
KERC222	no significant intercepts				KERC237	136	153	17	0.86
KERC223	36	59	23	0.89	KERC238	53	65	12	0.52
KERC226	7	51	44	1.12	KERC238	137	180	43	1.67
KERC227	6	21	15	0.94	including	178	179	1	42.8
KERC227	54	66	12	1.14	KERC239	76	151	75	1.06
KERC227	82	87	5	1.72	KERC239	44	61	15	0.89
KERC228	20	59	39	1.3

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one meter intervals under dry drilling conditions by geologic and resource consultant RSG Global, Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. All samples are using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana or SGS Labs in Tarkwa, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Intercepts were calculated to emphasize width rather than grade: a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than six consecutive samples (six meters) of less than 0.2 g/t Au. All internal intercepts above 10 g/t Au are reported within the intercept. Intercepts of less than 5 meters or less than 0.5 g/t Au were not reported. Mineralization strikes approximately 30 degrees east of north and dips 45 to 60 degrees to the west. The drill holes are oriented 10 degrees south of north and are inclined at 45 degrees to the east, so true widths are estimated to be over 80% of the drilled widths.

The full drill results on the Esaase Gold project may be found at www.keeganresources.com.

2.

Asumura Gold Project

The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 and subsequently amended, whereby the Company may acquire 100% of the Asumura Reconnaissance Concession (“Asumura property”) located in the Republic of Ghana, West Africa, under the following terms:

(a)

payment of US$100,000 to GTE as follows:

-US$10,000 upon signing the agreement (paid); and

-US$30,000 on or before October 8, 2006 (paid through the issuance of 16,775 shares).

-US$60,000 on or before October 8, 2007 (paid through the issuance of 20,087 shares).

(b)

issuance of common shares of the Company with a value of US$100,000 to GTE as follows:

-common shares with a value of US$10,000 upon regulatory approval (issued 13,899 shares);

-common shares with a value of US$30,000 based on the 10 day average closing price prior to issuance on or before October 8, 2006 (issued 16,775 shares); and

-common shares with a value of US$60,000 based on the 10 day average closing price prior to issuance on or before October 8, 2007 (issued 20,088 shares).

(c)

completion of US$1,000,000 of exploration work on the Asumura property as follows:

-US$80,000 on or before July 31, 2005, (incurred);

-an additional US$400,000 on or before July 31, 2006 (incurred); and

-an additional US$520,000 on or before July 31, 2007 (incurred).

As the Company has met the above commitments, it now has an undivided 100% private interest in the Asumura property subject to a 3.5% net smelter return, 50% of which may be purchased for US$2,000,000. If the property is converted to a Mining License, it may become subject to a 3-6% NSR (3% is the standard amount) and 10% ownership by the Ghanaian government. 11,270 shares were issued to Hunter Dickinson Inc. (“HDI”) as finder’s fees with respect to the Asumura property.

During the period, the Company acquired an option to purchase the remaining 50% of the GTE NSR for an additional US$4,000,000.

The Property:

On October 17, 2007, the Company provided an update and released the latest results of step out soil sampling at the Mangoase anomaly, infill soil sampling at the NW anomaly and augur drilling on the Bia anomaly at the Asumura Property in southwest Ghana. (See map at www.keeganresources.com)

At the Mangoase anomaly, 13 new step out soil lines at 400 meter spacing all returned values of greater than 25 ppb Au (up to 327 ppb Au) from lateritic soils despite the fact that much of the soil was covered by alluvium and colluvium in low lying terrain.  This new data reveals that the Mangoase structure is mineralized along its entire 16 km structural length on the Asumura property.

At the NW anomaly, in similar terrain, infill soils (to 200 meter spacing) confirmed and strengthened the anomaly: the majority of lines in this area have 2 or more consecutive 50+ ppb Au samples with values as high as 278 ppb Au which are very encouraging results for geochemical anomalies in laterite soils.

At the Bia fault/target area, augur testing at 400 meter centers of the two most prospective IP anomalies (see NR dated April 11, 2007) discovered both gold in soil and gold in saprolitic bedrock in each line that was able to penetrate beneath the often deep alluvial and organic cover.  The saprolite samples as high as 241 ppb Au, are either aligned linearly on the magnetic break that describes the structure (Anomaly A-1) or parallel to the structure (A-2) and compliments the resistivity anomalies in these areas very well (please see http://www.keeganresources.com for maps of the Mangoase, NW, and Bia Target Areas).

Keegan plans to fly an airborne electromagnetic study (VTEM) over the entire property, while it continues to enhance and extend the geochemical anomalies, all in preparation for an extensive drill program poised to start in the first quarter of 2008.

All soils and augur samples are assayed using BLEG analysis on a one kg sample by Transworld Laboratories (GH) Ltd., Tarkwa, Ghana and QA/QC was ensured by good repeatability from external standards.  Augur samples are taken at one meter intervals down the hole and are logged according to regolith as alluvium, colluvium, soil, saprolite or some combination.

Vincent Dzakpasu, a qualified member of the Institute of Mining and Metallurgy in the United Kingdom is Keegan's Qualified Person on the property.

1.3

Selected Annual Information

Please refer to the Company’s Management Discussion and Analysis for the year ended March 31, 2007.

1.4

Results of Operations

Three months ended December 31, 2007 and 2006

During the three months ended December 31, 2007, the Company reported a loss of $1,897,042 or $0.08 per share compared to a loss of $1,072,214 or $0.07 per share during the same period in the previous year, representing an increase in loss by $824,828. The increase in loss during the three months ended December 31, 2007 resulted from an increase in general and administrative expenses of $880,220 offset by an increase in other items of $55,392.

Other items during the period included interest and other income of $14,195 and a gain on sale of short-term investments of $58,632. Other items during the same period in the prior fiscal year included interest and other income of $17,435.

The increase in general and administrative expenses by $880,220 resulted from increases in amortization of $744, bank charges and interest of $4,039, consulting fees, directors’ fees and wages and benefits of $239,459, foreign exchange loss of $364,338, office, rent and administration of $22,181, regulatory fees of $60,979 and travel, promotion and investor relations of $455,776 offset by decreases in professional fees of $24,410, transfer agent and shareholder information of $5,147 and stock-based compensation of $237,739. The over-all increase in general and administrative expenses during the period was primarily attributable to increased corporate activity as a result of the Company’s ongoing active exploration programs.

Below are the discussions on the significant changes in general and administrative expenses:

Consulting fees, directors’ fees and wages and benefits increased by $239,459 mainly as result of an increase in consulting fees and wages and benefits. Consulting fees increased as a result of monthly fees paid to an investor relations firm and other consultants who provide ongoing services related to corporate governance and other corporate support to fulfill the Company’s regulatory requirements in the U.S. and Canada. Wages and benefits increased due to the Company’s hiring of personnel in support of its increasing exploration operations in Ghana. During the same period in the previous year, consulting fees were paid to various parties in connection with various due diligence performed relating to potential acquisitions. No directors’ fees were paid during the current and prior periods.

The Company’s reporting currency is the Canadian dollar while it conducts part of its business in US dollars and Ghanaian Cedi. The Company’s exploration programs and operations in Ghana have substantially increased during the current period, and as a result, the Company recognized a foreign exchange loss of $371,648 during the three months ended December 31, 2007. A foreign exchange loss of $7,310 was recorded during the same period in the prior fiscal year.

The increase in regulatory fees by $60,979 during the period was a result of exchange fees paid to the American Stock Exchange (Amex) of $58,732. The Company was not listed on Amex during the same period in the previous fiscal year and no such fees were paid.

Travel, promotion and investor relations increased by $455,776 as a result of fees paid during the period relating to a mail out of a resource newsletter and other investor relations activities. No such fees were paid during the current period in the prior fiscal year.

Stock-based compensation decreased by $237,739 as a result stock option grants of only 100,000 at a price of $3.60 during the three months ended December 31, 2007 as compared to 1,230,000 options at $2.44 per share and 100,000 options at $2.85 per share granted during the same period during the previous year.

Nine months ended December 31, 2007

During the nine months ended December 31, 2007, the Company reported a loss of $3,133,083 or $0.13 per share compared to a loss of $2,132,921 or $0.15 per share during the same period in the previous year, representing an increase in loss by $1,000,162. The increase in loss during the nine months ended December 31, 2007 resulted from an increase in general and administrative expenses of $1,232,131 offset by an increase in other items of $231,969.

Other items during the period included interest and other income of $88,281 and a gain on sale of short-term investments of $168,136. Other items during the same period in the prior fiscal year included interest and other income of $24,884 and a write-off of interest in resource properties of $436.

The increase in general and administrative expenses by $1,232,131 during the nine months ended December 31, 2007 resulted from increases in amortization of $7,378, bank charges and interest of $8,735, consulting fees, directors’ fees and wages and benefits of $358,870, foreign exchange loss of $656,965, office, rent and administration of $63,641, regulatory fees of $53,972, transfer agent and shareholder information of $10,675 and travel, promotion and investor relations of $86,589 partially offset by decreases in professional fees of $538 and stock-based compensation of $14,156. The over-all increase in general and administrative expenses during the period was primarily attributable to increased corporate activity as a result of the Company’s ongoing active exploration programs.

Below are the discussions on the significant changes in general and administrative expenses:

Consulting fees, directors’ fees and wages and benefits increased by $358,870 mainly as result of an increase in consulting fees and wages and benefits. Consulting fees increased as a result of monthly fees paid to an investor relations firm and other consultants who provide ongoing services related to corporate governance and other corporate support to fulfill the Company’s regulatory requirements in the U.S. and Canada. Wages and benefits increased due to the Company’s hiring of personnel in support of its increasing exploration operations in Ghana. During the same period in the previous year, consulting fees were paid to various parties in connection with various due diligence performed relating to potential acquisitions and no bonuses were paid to the Company’s CEO or consultants. No directors’ fees were paid during the current and prior periods.

The Company’s reporting currency is the Canadian dollar while it conducts a major part of its business in US dollars and Ghanaian Cedi. The Company’s exploration programs and operations in Ghana have substantially increased during the current period, and as a result, the Company recognized a foreign exchange loss of $681,302 during the nine months ended December 31, 2007. A foreign exchange loss of $24,337 was recorded during the same period in the prior fiscal year.

The increase in office, rent and administration by $63,641 was a result of the Company’s establishment of new offices in Ghana during the period.

The increase in regulatory fees by $53,972 during the period was a result of exchange fees paid to the American Stock Exchange (Amex) of $58,732. No such fees were paid during the prior period as the Company was not listed on Amex then.

Travel, promotion and investor relations increased by $86,589 as a result various travel expenses incurred in Ghana. No such expenses were incurred in the prior period in the previous year.

1.5

Summary of Quarterly Results

The following is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Interest and other income	Net Loss	Loss per share
December 31, 2007	$ 72,827	$ 1,897,042	$ 0.08
September 30, 2007	$ 80,210	$ 625,014	$ 0.03
June 30, 2007	$ 103,380	$ 611,027	$ 0.03
March 31, 2007	$ 66,020	$ 1,889,260	$ 0.10
December 31, 2006	$ 17,435	$ 1,072,214	$ 0.07
September 30, 2006	$ 7,449	$ 1,050,693	$ 0.08
June 30, 2006	$ 6,231	$ 368,972	$ 0.03
March 31, 2006	$ 3,671	$ 1,749,696	$ 0.17

1.6/1.7

Liquidity and Capital Resources

The Company reported working capital of $17,834,830 at December 31, 2007 compared to working capital of $13,906,662 at March 31, 2007, representing an increase in working capital by $3,928,168. As at December 31, 2007, the Company had net cash on hand of $2,948,523 compared to $14,156,515 at March 31, 2007. Net cash on hand decreased by $11,207,992, resulting from inflows of net cash of $13,789,413 pursuant to a brokered private placement, exercise of options and various warrants less cash utilized for operations of $2,396,495, short-term investments of $15,095,925, resource property acquisition payments pursuant to agreements of $91,205, deferred exploration expenses of $7,482,312 and purchase of furniture and equipment of $99,604. During the same period in the prior fiscal year, the Company raised net cash of $5,604,117 from a private placement and various exercise of warrants, utilized $1,380,884 of its cash for operations, $399,884 for resource property acquisition payments pursuant to agreements, $2,682,187 for deferred exploration expenses and $20,938 for purchase of computers.

The Company’s short-term investments of $15,095,925 as at December 31, 2007 are placed only in Banker’s Acceptance notes and the Company has no investments in asset-backed commercial paper which is currently experiencing liquidity issues.

Current assets excluding cash at December 31, 2007 increased by $15,097,766, from $101,849 at March 31, 2007 to $15,199,615 at December 31, 2007. The increase in current assets is attributable to increases in short-term investments by $15,095,925 and goods and services taxes recoverable by $33,250 partially offset by a decrease in prepaid expenses and deposits by $31,409.

Current liabilities at December 31, 2007 which mainly consisted of accounts payable and accrued liabilities of $313,308, of which $56,685 was due to related parties and $256,623 was due to various exploration and other vendors. Current liabilities decreased by $38,394 as a result of payments of outstanding obligations to various exploration and other vendors.

The following shows the Company’s contractual obligations:

Contractual Obligation	Total	1-3 years	4-5 years	After 5 years

Lease commitments(1)	$77,322	$77,322	$Nil	$Nil

 (1) The Company has entered into lease agreements for its corporate office premises.

The Company also has continuing commitments related to resource properties as described in Item 1.2 – Overall Performance.

The Company entered into option agreements with respect to the Esaase and Asumura properties in Ghana and pursuant to these agreements the Company has expended an aggregate of $15,128,300 for acquisition and deferred exploration costs on these properties.

During the nine months ended December 31, 2007, the Company raised net cash of $13,789,413 as follows:

1.

The Company completed an underwritten private placement arranged by a syndicate of underwriters consisting of 3,300,000 units of the Company for gross proceeds of $13,530,000.

The Company entered into an agreement with the underwriters pursuant to which the Company carried out a private placement of 3,000,000 units of the Company at a price of $4.10 per unit for total gross proceeds of $12,300,000. In addition, under the agreement, the Company granted the underwriters an overallotment option to purchase up to an additional 300,000 units for additional gross proceeds of $1,230,000. This option was exercised in full by the underwriters.

Each unit consists of one common share and on-half of one transferable common share purchase warrant of the Company. Each whole share purchase warrant shall be exercisable into one common share of the Company at a price of $5.25 per share for a period of 18 months expiring May 27, 2009. In the event the Company’s common shares trade at a closing price on the Exchange of greater than $6.00 per share for a period of 20 consecutive trading days at any time after 4 months and 1 day after the closing date, the Company may accelerate the expiry date of the warrants by giving notice to the holders thereof and in such case the warrants shall expire on the 30th day after the date on which such notice is given by the Company.

The underwriters received a cash commission equal to 5% of the gross proceeds raised under the offering plus 330,000 broker warrants (equal to 10% of the number of units sold under the offering). The broker warrants shall be exercisable into common shares at a price of $4.25 per broker warrant for a period of 18 months expiring May 27, 2009.

2.

648,275 common shares were issued for gross proceeds of $865,510 on exercise of 505,250 warrants at $1.00 per share, 123,025 warrants at $2.40 per share and 20,000 warrants at $3.25 per share.

3.

200,000 common shares were issued for gross proceeds of $184,000 on exercise of 200,000 options at $0.92 per share.

During the year ended March 31, 2007, the Company raised net cash of $20,873,250 as follows:

1.

The Company completed a non-brokered private placement of 5,662,500 units at a price of $2.75 per unit for gross proceeds of $15,571,875. Each unit consisted of one common share and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $3.25 per share for a period of two years.

The warrants are subject to an acceleration clause whereby if the shares of the Company trade above $4.00 for a period of 20 consecutive trading days after 9 months from issuance of these warrants, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

Finders’ fees of $761,063 in cash and 452,500 share purchase warrants exercisable at a price of $3.25 per share for a period of two years were paid in connection with this private placement.

2.

The Company completed a non-brokered private placement of 2,000,000 units at a price of $1.80 per unit for gross proceeds of $3,600,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one additional common share at an exercise price of $2.40 per share for a period of eighteen months expiring April 30, 2008.

The Company paid cash of $185,998 and issued 169,720 share purchase warrants exercisable at a price of $2.40 per share for a period of eighteen months expiring April 30, 2008, as finder’s fees on this private placement.

3.

2,721,850 common shares were issued for gross proceeds of $2,631,585 on exercise of warrants and 71,685 common shares were issued for gross proceeds of $65,950 on exercise of options.

The other sources of funds potentially available to the Company as of February 18, 2008 are through the exercise of outstanding 1,042,695 share purchase warrants at $2.40 per share which expire April 30, 2008 , 3,263,750 share purchase warrants at $3.25 per share which expire February 16, 2009, 330,000 warrants at $4.25 per share which expire May  27, 2009, 1,650,000 warrants at $5.25 per share which expire May 27, 2009 and 873,315 stock options at $0.92 per share which expire February 3, 2010, 220,000 options at $1.16 per share which expire November 22, 2010, 60,000 options at $2.48 per share which expire February 2, 2011, 1,230,000 options at $2.44 per share which expire November 10, 2011, 100,000 options at $2.85 per share which expire December 19, 2011, 19,000 options at $3.38 per share which expire March 7, 2012 and 100,000 options at $3.60 per share which expire October 17, 2012. However, there can be no assurance, whatsoever, that any of these outstanding exercisable securities will be exercised.

Financing for the Company’s operations was funded primarily from various share issuances through private placements and exercises of options and warrants. Although the Company presently has sufficient funds to continue to meet its anticipated ongoing operations, the Company may continue to have capital requirements in excess of its currently available resources to carry out any programs of work on the mineral properties and will therefore be required to raise additional funds. In addition, if the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company may be required to seek additional financing. Although the Company has previously been successful in raising the funds required for its operations, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future. The Company’s overall success will be affected by its current or future business activities.

The Company has not had a history of operations or earnings and its overall success will be affected by its current or future business activities. The Company is in the process of acquiring and exploring its interests in resource properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of expenditures incurred to earn an interest in these resource properties are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the resource properties.

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

Included in professional fees is $21,118 (2006 - $39,642) paid or accrued for legal fees to a company controlled by a director and officer of the Company and $20,000 (2006 - $17,685) for accounting fees to a company controlled by a director and officer of the Company during the nine months ended December 31, 2007.

Included in consulting fees, wages and benefits is $45,260 (2006 - $37,698) paid or accrued for consulting fees paid to an officer of the Company during the nine months ended December 31, 2007.

The Company has entered into a consulting agreement with a director and officer of the Company in the amount of US$7,000 per month plus benefits. The fee was increased to US$12,000 per month effective November 1, 2007. During the nine months ended December 31, 2007, the Company paid consulting fees and benefits of $141,263 (2006 - $82,939) under this agreement.

During the nine months ended December 31, 2007, the Company paid or accrued $70,538 (2006 - $68,994) for geological fees to a director of the Company. These costs have been included in resource properties.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities is $56,685 (March 31, 2007 - $97,910) owing to directors of the Company and a company controlled by a director and officer of the Company.

1.10

Fourth Quarter and Subsequent Events

The following events occurred subsequent to December 31, 2007:

1.

The Company granted incentive stock options to purchase 926,000 common shares at a price of $4.20 per share to directors, officers, employees and consultants of the Company.

2.

33,025 common shares were issued for gross proceeds of $79,260 on exercise of warrants.

1.11

Critical Accounting Estimates

Not applicable to Venture Issuers.

1.12

Changes in Accounting Policies including Initial Adoption

Effective July 1, 2007, the Company adopted the provisions of the following new Canadian Institute of Chartered Accountants (“CICA”) accounting standards:

1.

Comprehensive Income (Section 1530):

This section describes standards for reporting and disclosing comprehensive income, its components and related changes in equity. Comprehensive income includes net income as well as changes in equity during a period from transactions and events from non-owner sources, such as unrealized gains or losses on available-for-sale financial instruments. Adopting this standard has no impact on the Company’s consolidated financial statements for the period ended December 31, 2007.

2.

Financial Instruments – Recognition and Measurement (Section 3855):

This section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Under the new standard, all financial instruments will be classified as one of the following: held-for-trading, held-to-maturity, loans and receivables, available- for-sale financial assets or other financial liabilities.

•

Held-for-trading financial instruments are measured at fair value. All gains and losses resulting from changes in their fair value are included in net earnings (loss) in the period in which they arise.

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net earnings (loss), using the effective interest method.

•

Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net earnings (loss). Other than temporary impairments on available-for-sale financial assets are recorded in net earnings (loss).

3.

Financial Instruments – Disclosure and Presentation (Section 3861):

CICA Section 3861 sets out standards which address the presentation of financial instruments and non-financial derivates, and identifies the related information that should be disclosed. These standards also revise the requirements for entities to provide accounting policy disclosures, including disclosure of the criteria for designating as held-for-trading those financial assets or liabilities that are not required to be classified as held-for-trading; whether categories of normal purchases and sales of financial assets are accounted for at trade date or settlement date; the accounting policy for transaction costs on financial assets and financial liabilities classified as other than held-for-trading; and provides several new requirements for disclosure about fair value.

The Company’s financial instruments include cash and cash equivalents, short-term investments, goods and services taxes recoverable and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values because of their short term nature. The Company had no held-to-maturity financial assets for the period ended December 31, 2007.

4.

Hedging (Section 3865):

CICA Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not hold any financial instruments designated for hedge accounting.

1.13

Financial Instruments and Other Instruments

1.

Foreign currency exchange risk:

The Company is exposed to foreign currency fluctuations as many of the Company’s expenditures are in U.S. dollars. As at December 31, 2007, the Company had approximately $800,000 of assets denominated in US dollars subject to exchange rate fluctuations between the Canadian dollar and the US dollar.

2.

Credit risk:

Credit risk reflects the risk that the Company may be unable to recover contractual receivables. The Company does not have significant receivables and no one account represents a concentration of credit risk.  The Company employs established credit approval practices to mitigate this risk.

1.14

Other Requirements

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2007 as required by Canadian securities laws.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer, have concluded that, as of December 31, 2007, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

Changes in Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the nine months ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Summary of outstanding share data:

The Company’s issued and outstanding share capital as at February 18, 2008 are as follows:

(a)

Authorized

100,000,000 common shares without par value; and

100,000,000 preferred shares without par value.

(b)

Issued and outstanding common shares

	Number of shares	Amount
Balance, March 31, 2006	12,164,418	$ 4,981,915
Issued on acquisition of mineral properties
- at $1.43	90,000	128,700
- at $1.47	20,000	29,400
- at $1.65	4,000	6,600
- at $2.00	33,550	67,100
- at $3.38	40,175	135,792
Issued for cash:
Pursuant to a private placement
- at $1.80	2,000,000	3,600,000
- at $2.75	5,662,500	15,571,875
Pursuant to exercise of warrants
- at $0.85	639,100	543,235
- at $1.00	2,078,750	2,078,750
- at $2.40	4,000	9,600
Pursuant to the exercise of options
- at $0.92	71,685	65,950
Share issuance costs	-	(1,822,566)
Transferred from contributed surplus for the exercise of options and warrants	-	62,825

Balance, March 31, 2007	22,808,178	25,459,176

 (b)

Issued and outstanding common shares (continued)

Balance, March 31, 2007	22,808,178	25,459,176

Issued on acquisition of resource properties
- at $3.09	4,000	12,360
- at $3.65	40,000	146,000

Issued for cash:
Pursuant to a private placement
- at $4.10	3,300,000	13,530,000

Pursuant to the exercise of warrants
- at $1.00	505,250	505,250
- at $2.40	123,025	295,260
- at $3.25	20,000	65,000

Pursuant to the exercise of options
- at $0.92	200,000	184,000
Share issuance costs		(1,168,936)
Transferred from contributed surplus for the exercise of options and warrants	-	208,260

Balance, December 31, 2007	27,000,453	39,236,370
Issued for cash:
Pursuant to the exercise of warrants
- at $2.40	33,025	79,260

Balance, February 18, 2008	27,033,478	$ 39,315,630

 (c)

Shares held in escrow

As at February 18, 2008, nil (March 31, 2007 - 45,000)  common shares of the Company were the subject of an escrow agreement under which the shares may not be transferred, assigned or otherwise dealt with without the consent of the relevant regulatory body having jurisdiction thereon.

(d)

Stock options

The following table summarizes the stock options outstanding and exercisable at February 18, 2008:

Exercise price	Number outstanding at February 18, 2008	Expiry date	Number exercisable at February 18, 2008

$0.92	873,315	February 3, 2010	873,315
$1.16	220,000	November 22, 2010	220,000
$2.48	60,000	February 2, 2011	60,000
$2.44	1,230,000	November 10, 2011	922,500
$2.85	100,000	December 19, 2011	75,000
$3.38	19,000	March 7, 2012	11,875
$3.60	100,000	October 17, 2012	25,000
$4.20	926,000	February 5, 2013	231,500
	3,528,315		2,419,190

(e)

Warrants

The following warrants were outstanding at February 18, 2008. Each warrant entitles the holder to purchase one common share of the Company as follows:

Number of Shares	Exercise Price	Expiry Date
1,009,670 (1)	$2.40	April 30, 2008
3,263,750 (2)	$3.25	February 16, 2009
330,000	$4.25	May 27, 2009
1,650,000 (3)	$5.25	May 27, 2009

 (1) These warrants are subject to an acceleration clause whereby if the shares of the Company trade above $3.25 for a period of 10 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

 (2) These warrants are subject to an acceleration clause whereby after 9 months from issuance of shares, if the shares of the Company trade above $4 for a period of 20 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

 (3) These warrants are subject to an acceleration clause whereby if the shares of the Company trade above $6 for a period of 20 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

Additional disclosures pertaining to the Company’s filing statement, technical report, management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.